Filed pursuant to Rule 424(b)(3)
SUPPLEMENT TO PROSPECTUS	Under the Securities Act of 1933
DATED AUGUST 15, 2007	Registration No. 333-118871

Public Offering of
Units of Limited Liability Company Interest
$25,000 Minimum Investment

POINT CENTER MORTGAGE FUND I, LLC

We make real estate investments in mortgage loans and deeds of trust, which will all be collateralized by real property.

As of August 15, 2007, the Fund had investments in 34 mortgage loans secured by non-residential real estate in 13 states totaling $26,499,756.25 with a weighted average contractual interest rate of 12.38% (excluding fees and expenses of approximately 2.0%), which have contractual maturities ranging from 2007 to 2011.

We are offering and selling units of limited liability company interest to the public. As of August 15, 2007, we have sold approximately $26,569,968.74 of units and we currently estimate that we will have sold less than $100 million of units, in the aggregate, by the time the offering terminates on February 3, 2008. A minimum investment of $25,000 is required to purchase units, unless a lower investment is permitted by our Manager, in its sole discretion. This Offering also includes units to be issued under our distribution reinvestment plan.

No selling commissions will be paid and all of the expenses related to this Offering will be paid by our Manager. As of August 15, 2007, the price per unit was $1,007.23; however, our Manager sets a daily unit price for sales of additional units by adjusting the net book value of our assets to reflect the income and expenses accruing with respect to the loans we have funded. The adjusted net book value, divided by the number of units outstanding, shall determine the daily unit price. Our Manager owns computer software designed to perform this function.

Significant risks to your investment include:

• Restricted right to sell or transfer your units due to the lack of a public market and in order to prevent adverse tax consequences
• Investment in unspecified blind pool real estate loans that will not be subject to investor review or evaluation
• Reduced distributions and increased risk may occur if we leverage our loan portfolio, which our Manager may do subject to a borrowing limitation of 60% of the fair market value of our loan portfolio
• Total reliance on our Manager, Point Center Financial, Inc., and the lack of an independent board of directors
•  Conflicts of interest for our Manager due to competing lending activity and the receipt of substantial fees under the management agreement that was not negotiated at arms-length and may provide incentive to our Manager to make loans at the maximum risk permitted by our underwriting criteria

• Distributions will be delayed pending investment of the proceeds from this Offering
• Unit holders may have tax liabilities in excess of their distributions
• Interest rate fluctuations may reduce or eliminate net income from our investments
• We will rely solely on bank loans or lines of credit, for which we have no present commitments, if our Manager leverages our loan portfolio in order to make additional loans
• There is no public trading market for the units and the units will not be listed on any exchange
• Possible lack of asset diversification
• Recent organization and operating history
• Limited voting rights of investors
• Tax risks of the Offering and membership in Point Center Mortgage Fund I, LLC

YOU SHOULD READ THE COMPLETE DISCUSSION OF THE RISK FACTORS BEGINNING ON PAGE 10 OF THE PROSPECTUS DATED JUNE 11, 2007.

Units will be sold directly by us or through one or more dealers we select. To purchase units, you must sign the enclosed subscription agreement and make the representations and warranties included in that agreement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the units or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

NOTICE TO CALIFORNIA RESIDENTS

We do not intend to issue certificates representing any of the units sold pursuant to this Offering; however, if any certificates are issued representing units resulting from any offers or sales of units to California residents, such certificates will bear the following legend restricting transfer:

It is unlawful to consummate a sale or transfer of this security, or any interest therein, or to receive any consideration therefore, without the prior written consent of the Commissioner of the Corporation of the State of California, except as permitted in the Commissioner's Rules.

A copy of the applicable rule of the California Commissioner of Corporations will be furnished to each California investor by our Manager.

TABLE OF CONTENTS

1.	Cautionary Statements About Forward-Looking Statements	S-2
2.	Presentation of Information	S-3
3.	Status of Public Offering and Results of Operations	S-3
2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	S-5
3.	Quantitative and Qualitative Disclosures about Market Risks	S-9
4.	Legal Proceedings	S-10
5.	Risk Factors That May Affect Results of Operations and Financial Condition	S-10
6.	Quarterly Financial Statements (Unaudited) and Notes of Point Center Mortgage Fund I, LLC	S-12
7.	Balance Sheets as of June 30, 2007 (Unaudited) and Notes of Point Center Financial, Inc.	S-21

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement, and the prospectus dated June 11, 2007 to which it relates, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934 that relate to future events or our future financial performance. In addition, other statements we may make from time to time, such as press releases, oral statements made by our officials and other reports that we file with the Securities and Exchange Commission, may also contain such forward-looking statements. Undue reliance should not be placed on these statements, which involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of such terms or other comparable terminology.

Any or all of the forward-looking statements included in this prospectus supplement and in any other reports or public statements made by us may turn out to be inaccurate. This can occur as a result of incorrect assumptions or as a consequence of known or unknown risks and uncertainties. Many factors mentioned in this report or in other reports or public statements made by us, such as government regulation and the competitive environment, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from our forward-looking statements. You should not place undue reliance on any of these forward-looking statements because they are based on current expectations or beliefs regarding future events or circumstances, which involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by these forward-looking statements.

Although we believe that our strategies, plans, objectives, goals, expectations and intentions reflected in, or suggested by these forward-looking statements are reasonable given current information available to us, we can give no assurance that any of them will be achieved.

These forward-looking statements should be considered in light of the information included in this prospectus supplement and our other filings with the Securities and Exchange Commission, including, without limitation, the Risk Factors, as well as the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations, set forth in our Registration Statement on Form S-11, Registration No. 333-118871, and the related prospectus dated June 11, 2007, that was filed with the Securities and Exchange Commission, pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended. You should also read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with the unaudited balance sheets and the related notes that appear elsewhere in this prospectus supplement.

We assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this prospectus supplement or any other report filed by us. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

PRESENTATION OF INFORMATION

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus provided in connection with this offering. We have not authorized anyone to provide you with any information other than the information contained in this prospectus supplement, the accompanying prospectus and any free writing prospectus provided in connection with this offering. We are not making any offer to sell the units in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any free writing prospectus, or of any sale of our units. It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision.

STATUS OF PUBLIC OFFERING AND RESULTS OF OPERATIONS

As of August 15, 2007, we have sold approximately $26,569,968.74 of units and we currently estimate that we will have sold less than $100 million of units, in the aggregate, by the time of the offering terminates on February 3, 2008.

As of August 15, 2007, the Fund had investments in 34 mortgage loans secured by non-residential real estate in 13 states totaling $26,499,756.25 with a weighted average contractual interest rate of 12.38% (excluding fees and expenses of approximately 2.0%), which have contractual maturities ranging from 2007 to 2011.

Total Revenue. Revenues for the three and six months ended June 30, 2007, was $649,107 and $1,106,159, respectively, from interest income on our real estate loans. While there has been a general increase in interest rates in the U.S., such increases have not yet affected our operating results and it is not clear when, if ever, higher interest rates might impact our revenues.

Total Expenses. For the three and six months ended June 30, 2007, total expenses were approximately $156,368 and $255,840, respectively.

Distributions to Members.  For the three and six months ended June 30, 2007, we have made distributions of $503,294 and $865,238, respectively, including $234,629 and $396,354 of reinvested distributions, which would otherwise have been paid to our reinvesting members. Through June 30, 2007, members have realized an internal rate of return on their investments of approximately 9.36%. However, as of June 30, 2007, the blended gross portfolio yield on our loans was 12.36, with a currently estimated net yield to our members of 9.5%.

Investments in Mortgage Loans. As of June 30, 2007, we had investments in 29 mortgage loans secured by real estate totaling $24,162,399, with a weighted average contractual interest rate of 12.36%. These mortgage loans have contractual maturities ranging from 2007 through 2011.

Investments in mortgage loans as of June 30, 2007 are as follows:

Loan Type	Number ofLoans	Balance	Weighted Average Interest Rate	Portfolio Percentage	Weighted Loan- to-Value **
Land	12	$10,010,403	12.71%	41.00%	56.03%
Commercial	12	6,606,074	11.83%	27.34%	48.80%
Construction	5	7,545,922	12.36%	31.23%	64.42%
Residential	0	-0-	-0-%	-0-%	-0-%
Acquisition and Development	0	-0-	-0-%	-0-%	-0-%
Bridge	0	-0-	-0-%	-0-%	-0-%
Totals:	29	$24,162,399	12.36%	100%	56.04%

*
Loan-to-Value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated no greater than six months prior to the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an “as-if developed” basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, we may not recover the full amount of the loan.

The following is a schedule of investments in mortgage loans by lien position. Up to 20% of our loans are currently expected to be secured by second deeds of trust based upon the total offering of $100 million. From time to time, until the offering is complete, the percentage of second mortgages we invest in may exceed 20%.

Loan Type	June 30, 2007	Portfolio Percentage
First Mortgages	$24,162,399	100%
Second Mortgages	-0-	0%

Portfolio Total:	$24,162,399	100%

The following is a schedule of contractual maturities of investments in mortgage loans for consecutive 12 month periods ending June 30th:

Year	Maturity Amount
2007	$0
2008	$11,902,182
2009	$8,810,506
2010	$394,084
2011	$519,724
2012	$2,535,903
Total:	$24,162,399

The following is a schedule by geographic location of investments in mortgage loans as of June 30, 2007:

State	June 30, 2007 Balance	Portfolio Percentage
Arizona	$2,367,959	9.80%
California	7,184,009	29.73%
Florida	475,586	1.97%
Georgia	1,842,484	7.63%
Indiana	1,080,690	4.47%
Michigan	898,966	3.72%
North Carolina	150,000	0.62%
New York	1,111,597	4.60%
Tennessee	501,929	2.08%
Texas	4,178,842	17.29%
Utah	3,623,450	15.00%
Virginia	746,887	3.09%

Total:	$24,162,399	100%

 We have six (6) mortgage loan products consisting of bridge, commercial, construction, acquisition and development, land, and residential loans. The effective interest rates on all product categories range from 9.95% to 13.5%. Revenue by product will fluctuate based upon relative balances during the period.

Our Manager has evaluated the collectibility of the loans in our portfolio in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. We do not currently have any non-performing loans. No allowances for loan losses were deemed necessary as of June 30, 2007.

Decisions regarding an allowance for loan losses require management’s judgment. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that we experience losses greater than the amount of the allowance, we may incur a charge to earnings that will adversely affect our operating results and the amount of any cash available for distribution.

Our Manager often grants extensions on loans pursuant to the terms of the original loan agreements, which permit extensions by mutual consent. Such extensions are generally provided on loans where the original term was 12 months or less and where a borrower requires additional time to complete a construction project or negotiate take out financing. However, our Manager only grants extensions when a borrower is in full compliance with the terms of the loan, including, but not limited to the borrower’s obligation to make interest payments on the loan. As of June 30, 2007, we did not have any investments in loans which have been extended. Our Manager concluded that no allowance for loan loss was necessary with respect to these loans as of June 30, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a financial review and analysis of our financial condition and results of operations for the three and six months ended June 30, 2007. The quarter ended June 30, 2006 is not relative for comparison purposes to the quarter ended June 30, 2007 because our business operations did not begin until June 28, 2006, when we received capital contributions from our first investors totaling $1,073,257 and invested $750,000 in our first loan.

This discussion should be read in conjunction with our financial statements and accompanying notes and other detailed information appearing elsewhere in this prospectus supplement, our Form 10-Q for the quarter ended June 30, 2007, our Form 10-K for the year ended December 31, 2006, and in our most recent prospectus dated June 11, 2007, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, which relates to our Registration Statement on Form S-11, Registration No. 333-118871.

Overview of Point Center Mortgage Fund I, LLC

We were formed on July 14, 2004, and we commenced our business operations during June 2006. On February 3, 2006, our Registration Statement, as filed with the Securities and Exchange Commission, became effective for the initial public offering of units of membership interest. As of June 30, 2007, we have sold approximately $26,569,968.74 of units and we currently estimate that we will have sold less than $100 million of units, in the aggregate, by the time the offering terminates on February 3, 2008.

Initially priced at $1,000 per unit with a minimum subscription of 25 units ($25,000). After our initial loan was funded, our Manager, Point Center Financial, Inc., sets a daily unit price for sales of additional units by adjusting the net book value of our assets to reflect the income and expenses accruing with respect to the loans we have funded. The adjusted net book value, divided by the number of units outstanding, shall determine the daily unit price. Our Manager owns computer software designed to perform this function. On June 30, 2007, the daily unit price was $1,002.36.

Our business is managed by Point Center Financial, Inc., a private California corporation which is a mortgage broker licensed in the State of California and the State of Arizona, and which also performs mortgage banking services. Our Manager manages and controls our affairs and has responsibility and final authority in almost all matters affecting our business. We do not have any employees and we do not have an independent board of directors. Our Manager’s duties include dealings with members, accounting, tax and legal matters, communications and filings with regulatory agencies and all other needed management and operational duties.

As our only Manager, Point Center Financial, Inc. has complete authority and responsibility for:

• evaluating and choosing our real estate loans investments;

• deciding what agreements we will enter into and whether we will enter into joint ventures with other companies to invest in real estate loans;

•  originating, servicing and managing our real estate loans; and

• managing all our other operations.

General

Assuming the sale of substantially all of the units being offered by us, we anticipate investing approximately 80% of our assets in secured first mortgages and 20% in second mortgage loans. Our second mortgage investments are riskier because our rights will be subject to the rights of the first mortgage lender.

Most of our loans will have terms of one (1) to five (5) years. We anticipate investing approximately 25% of our assets in construction loans and approximately 25% of our assets in unimproved land loans. In addition, we expect to invest approximately 20% of our assets in commercial property loans, 20% in acquisition and development loans and 10% in residential property loans. We currently have no residential loans in our portfolio and we require substantially lower loan-to-value ratios than the sub-prime residential lenders that have been reporting substantial losses from their portfolios. We also believe that our underwriting criteria is significantly more stringent than these troubled lenders and that our portfolio can withstand a much deeper downturn in the real estate market than these other companies can.

We anticipate that approximately 90% of our loans will provide for payments of interest only with a “balloon payment” of principal payable in full at the end of the term. We also anticipate investing approximately 10% of our assets in bridge loans, which provide interim financing (generally up to 12 months) to enable borrowers to qualify for permanent refinancing. The “balloon payment” loans and bridge loans in which we invest are riskier because they are non-investment grade loans made to borrowers whose ability to make repayment depends on their ability to refinance the loan or develop the property so they can refinance. We will review the appraisal of the value of the property and will generally invest in loans of up to 75% of that value and, in circumstances where borrowers are willing to pay a premium interest rate of 5% or more above market rate, our bridge loans may provide for interest to accrue and be payable together with the principal amount at maturity. However, there is no specific criteria that is used in evaluating the creditworthiness of balloon loan borrowers. Under circumstances where our Manager deems appropriate, we may acquire loans of the character described above, that are in default, are non-performing or are delinquent. All of these loans are described in greater detail in our prospectus under the heading “Types of Loans We Intend to Invest In.”

California, as well as many other real estate markets around the country, has continued to enjoy a steady rise in property values, and with the current interest rates being low, investments in real estate by both property owners and as mortgage lenders are very attractive. As interest rates rise our industry will be in competition with institutional lenders, because the margin between institutional cost of funds and our cost of funds will lessen. We act as an interim lender with maturities of from one (1) to five (5) years and the majority of our loans will have fixed rates of interest. Therefore, even in the event of a rise in institutional interest rates, we anticipate that our borrowers will still be able to refinance or sell their property in a timely manner to facilitate the repayment of our loans. We also expect that the residential market will be most affected by a rise in interest rates and, since we are primarily commercial lenders, we will be less affected. In the early 1990’s when California experienced a dramatic drop in real estate values, we saw that most of the problems in our industry were with the junior loans. Since we will primarily make first position loans with substantial equity requirements, in the event of a drop in real estate values, we believe that our loan-to-value ratios will be sufficient to minimize the number of problem loans we might experience.

Twelve Month Plan of Operation

During the next 12 months, we plan to invest in real estate loans where our collateral is real property located throughout the United States. Our Manager selects real estate loans for us, and also assists us by obtaining, processing and managing these loans for us. The number of loans in which we invest will depend upon the gross proceeds raised in the public offering, which is not presently anticipated to exceed $100 million. To sufficiently diversify our loan portfolio, our Manager anticipates that we need to raise $30 million from investors.

We do not anticipate hiring any employees, acquiring any fixed assets like office equipment or furniture, or incurring material office expenses during the next 12 months because we will be utilizing our Manager’s personnel and office equipment. We will pay our Manager a flat, annual management fee of up to 1% of our aggregate capital contributions and a loan administration fee of 1.5% of the loan balance of our portfolio.

We may also establish a line of credit for future use and may enter into financing arrangements with institutional lenders to expand our portfolio of real estate loans.

Most of our assets will be fixed and adjustable rate secured real estate loans. We will not engage in hedging transactions or acquire derivative instruments in an effort to mitigate risks of interest rate changes. While we believe such hedging transactions are not necessary in light of the short-term nature of our investments, failure to engage in hedging transactions may expose us to losses if there are significant changes in prevailing interest rates.

Our future operating results will depend upon our ability to promptly identify and invest in mortgage loans that generate interest income. To the extent that we are unable to identify and make such investments or are delayed in making such investments, our operating results will suffer. In addition, defaults by borrowers or unexpected expenses would adversely effect our income and reduce the funds we have available to distribute to our members.

Our sole business, making loans secured by real estate, is particularly vulnerable to changes in macroeconomic conditions. Any significant decline in economic activity, particularly in the geographical markets in which we concentrate our loans, could result in a decline in real estate values and a decline in the demand for real estate development loans. In addition, a general decline in the economy could result in an increase in loan defaults.

Any such measures could reduce our cash flow and the funds we have available to distribute. In order to stay fully invested during a period of declining demand for real estate loans, we may be required to make loans on terms less favorable to us or to make loans involving greater risk to us. Declines in economic activity are often accompanied by a decline in prevailing interest rates. Although our lending rates are not directly tied to the Federal Reserve Board’s discount rate, a sustained and widespread decline in interest rates will impact the interest we are able to earn on our loans. In the case of our loans that do not have prepayment penalties, declining interest rates may also cause our borrowers to prepay their loans and we may not be able to reinvest the amounts prepaid in loans generating a comparable yield. Moreover, any significant decline in economic activity could adversely impact the ability of our borrowers to complete their projects and obtain takeout financing. This in turn could increase the level of defaults we may experience.

Our operating results will be affected primarily by: (i) the amount of capital we have to invest in mortgage loans, (ii) the level of real estate lending activity in the markets we service, (iii) our ability to identify and work with suitable borrowers, (iv) the interest rates we are able to charge on our loans, and (v) the level of foreclosures and related loan losses that we may experience. These funds, subject to a 3% working capital reserve, will constitute the bulk of the funds we have available for investment in mortgage loans. While we may borrow up to 60% of the value of our loan portfolio to make additional loans, we do not have any current commitment or arrangement in place to obtain such borrowing.

The lower interest rates would diminish the interest rates we can charge on our loans. In addition, our operating results would be adversely affected by loans that go into default and become non-performing assets. A weakening economy or wrong credit decisions by our Manager may result in non-performing assets. If the economy weakens and our borrowers who develop and sell real estate projects are unable to complete their projects or obtain takeout financing or are otherwise adversely impacted, we may experience an increase in loan defaults that may reduce the amount of funds we have for distribution to our members. Such conditions may also require us to restructure loans in order to enhance their collectibility.

We will generally be using appraisals prepared on an “as-if developed” basis in connection with construction and development loans, and we hope to retain sufficient cushion in the underlying equity position to protect the value of our loan in the event of a default. Nevertheless, no assurances can be given that a marked increase in loan defaults accompanied by a rapid decline in real estate values will not have a material adverse effect upon our financial condition and operating results.

Historically, our Manager has focused its operations on California and certain Western states. Because our Manager has a significant degree of knowledge with respect to the real estate markets in such states, it is likely most of our loans will be concentrated in such states. Such geographical concentration creates greater risk that any downturn in such local real estate markets could have a significant adverse effect upon our results of operations.

Results of Operations

The information reported under this heading has been updated to June 30, 2007, and is set forth above under the heading “Status of the Offering and Results of Operations.”

Related Party Transactions

From time to time we may acquire or sell investments in real estate loans from/to our Manager or other related parties pursuant to the terms of our Operating Agreement, provided the price does not exceed the original cost. No gain or loss is recorded on these transactions, as it is not our intent to make a profit on the purchase or sale of such investments. The purpose is generally to diversify our portfolio by syndicating loans, thereby providing us with additional capital to make additional loans.

Transactions with the Manager. We pay a loan servicing fee to our Manager to service the loans we make, to protect our interest in and enforce its rights under the loans, deeds of trust and any other loan documents and if necessary, to manage, refinance or sell the real property that secures our loans. The monthly servicing fee is 0.125% (1.5% annually) of the outstanding principal amount of all loans being serviced, and is withheld from the monthly borrower payments. For the three and six months ended June 30, 2007, we recorded fees to our Manager of $79,711 and $132,326, respectively.

Our Manager will receive 50% of any late charges, penalty interest and prepayment premiums on our loans. For the three and six months ended June 30, 2007, we recorded late fee income to our Manager of $2,220 and $3,878, respectively.

We will also pay our Manager a conditional annual program management fee of 1% of the aggregate annual capital contributions we receive from the sale of units in our public offering. This fee will be paid monthly to the Manager out of available cash flow from our loan portfolio. This fee will accrue, without interest, and be payable only at such times as available cash exists. For the three and six months ended June 30, 2007, management fees of $56,496 and $97,295 were paid to our Manager and management fees of $20,444 had been accrued as of that date.

In addition, our Manager will receive a brokerage fee of up to 3% of proceeds received upon the resale of any property acquired through loan foreclosures where our Manager substantially contributes to the sale. As of June 30, 2007, none of these fees were accrued or paid.

Transactions with Other Program and Other Related Parties. As of June 30, 2007, 22 of the 29 loans in our portfolio represent purchases of undivided interests in loans where our Manager also invested directly; invested funds from other programs controlled or managed by our Manager; and/or invested funds from other private parties under a permitted fractional note offering for California residents or entities where their primary place of business is California. The remaining seven (7) loans were invested in solely by us.

Capital and Liquidity

Other than an approximately 3% working capital reserve, we will use most of our available funds to invest in real estate loans. Liquidity is the ability to meet potential cash requirements, including lending commitments and general operating expenses.

Net income generated from our loans is paid out to our members unless they have elected to reinvest their distributions in additional units. Our Manager will pay and will not be reimbursed for all of our general or administrative overhead expenses, such as labor, rent, supplies, etc., in connection with managing our operations. Therefore, we do not anticipate hiring any employees, acquiring fixed assets such as office equipment or furniture, or incurring material office expenses during the next 12 months.

Because we will distribute most or all of our net income, our sources of liquidity include: proceeds from the continuing sale of units in our public offering, repayments of outstanding loans, distribution reinvestments by our members, portfolio leveraging, and arrangements with third parties to participate in our loans.

We rely primarily upon repayment of outstanding loans and raising new capital to provide capital for investment in new loans. Any significant level of defaults on outstanding loans could reduce the funds we have available for investment in new loans. Resulting foreclosure proceedings may not generate full repayment of our loans and may result in significant delays in the return of invested funds. This would diminish our capital resources and would impair our ability to invest in new loans. Additionally, if there is a downturn in the economies in which we invest in real estate, the level of rents we can charge to lease our properties can diminish our capital resources and would diminish our ability to invest in new properties or service any related debt.

Off-Balance Sheet Transactions

We do not currently have any interest in any special purpose entities that are not reflected on our balance sheet, nor do we have any commitments or obligations that are not reflected on our balance sheet. We do not have any interest in derivative contracts.

Critical Accounting Policies

Interest Income. Interest income on loans is accrued by the effective interest method. Generally, interest and payments are due monthly on the first day of each month. Interest is generally prorated to the first day of the month following the closing of the loan escrow. We do not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the loan has been foreclosed upon and we become the owner of the property which secured the loan.

Investments in Mortgage Loans. Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of our mortgage loans require interest only payments with a balloon payment of the principal at maturity. We have both the intent and ability to hold mortgage loans until maturity and, therefore, mortgage loans are classified and accounted for as held for investment and are carried at amortized cost. Loan-to-value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes and timely successful development by the purchaser. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, we may not recover the full amount of the loan.

Real Estate Held for Sale. Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of cost or the property’s estimated fair value, less estimated costs to sell. We seek to sell properties acquired through foreclosure as quickly as circumstances permit. The carrying values of real estate held for sale are assessed on a regular basis from updated appraisals, comparable sales values or purchase offers.

Allowance for Losses on Trust Deed Notes Receivable. For trust deed notes receivable, an allowance for loan losses is established based on our estimate of losses inherent and probable as of the balance sheet date. We evaluate the adequacy of the allowance giving consideration to factors such as the value of the underlying collateral, current performance of the loans, extent and nature of delinquencies, credit characteristics of the portfolio, and the general economic environment. Using historical experience and taking into consideration the factors above, we estimate an allowance for loan losses, which is believed to be adequate for known and inherent losses in the portfolio of trust deed notes receivable. Provision for losses is charged to the statement of operations. Losses incurred on trust deeds are charged to the allowance.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Related Party Transactions. Our Manager has borne the costs of our organizational and offering fees, which included legal expenses, printing costs, selling expenses, and the filing fees paid to the Securities Exchange Commission and the various states. Our Manager realizes the following types of compensation and cost:

•	Loan brokerage commissions and loan origination fees;

•	Real estate commissions paid to our Manager upon resale of any property acquired through foreclosure;

•
Loan servicing fees paid to our Manager to service the loan portfolio, to protect our interest in and enforce their rights under the secured notes, deeds of trust and any other loan document and if necessary, to manage, refinance or sell the property; and

•	Conditional management fee of 1% annually upon all capital contributions paid to our Manager.

We will bear the following costs:

•	Annual tax preparation fee;

•	Accounting and auditing fees;

•	Legal fees; and

•	Other reports required by agencies governing our business activities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We make investments in mortgage loans and make distributions from interest income to our members, therefore, we will be exposed to market risk related primarily to changes in interest rates. We will not have any assets or liabilities denominated in foreign currencies nor do we own any options, futures or other derivative instruments.

Most of our assets will consist of mortgage loans. All of the mortgage loans are expected to be held for investment purposes until their maturity date. Some of our mortgage loans may contain prepayment penalties. We anticipate that up to 3% of our assets will be held as cash reserves.

LEGAL PROCEEDINGS
None.

RISK FACTORS THAT MAY AFFECT RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Set forth below is a discussion of the material changes in our risk factors as previously disclosed in Item 1A of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006; and in our most recent prospectus dated June 11, 2007, that was filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, which relates to our Registration Statement on Form S-11, Registration No. 333-118871. However, the risks and uncertainties described in the Form 10-K and the prospectus are not the only ones facing us. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.

The information presented below updates, and should be read in conjunction with, the risk factors and other information disclosed in our December 31, 2006, Form 10-K and our prospectus dated June 11, 2007.

Recent Developments in the Residential Sub-Prime Mortgage Market Could Adversely Effect Our Markets.

We currently have no residential loans in our portfolio and we require substantially lower loan-to-value ratios than the sub-prime residential lenders that have been reporting substantial losses from their portfolios. We also believe that our underwriting criteria is significantly more stringent than these troubled lenders and that our portfolio can withstand a much deeper downturn in the real estate market than these other companies can.

However, uncertain economic conditions during the next year could have a material impact on the collectibility of our loans. To date, the problems experienced by some lenders in the sub-prime residential mortgage market have not had any material adverse affect upon the commercial mortgage markets in which we operate. However, we understand that that weakness in residential lending could at some point have an adverse impact upon our markets. Therefore, we seek to maintain a loan-to-value ratio that is significantly lower than troubled sub-prime residential lenders. Our weighted average loan to value ratio was approximately 56% as of June 30, 2007. We anticipate our loan to value ratio will provide us with a sufficient equity cushion in the underlying properties to protect the value of our loans in the event of a default. Nevertheless, no assurances can be given that a marked increase in loan defaults accompanied by a rapid decline in real estate values will not have a material adverse effect upon our financial condition and operating results.

A downturn in the real estate markets where we conduct business might result in defaults on our loans and might require us to record reserves with respect to non-performing loans. In addition, there is a continuing weakness in certain sectors of the economy and we are subject to risks inherent in our business strategy that entails more lenient underwriting standards and expedited loan approval procedures. If the economy weakens and our borrowers are unable to complete their projects or obtain takeout financing or are otherwise adversely impacted, we may experience loan defaults, which may reduce the amount of funds we have to pay dividends to our investors.

Our Real Estate Loans Will Not Be Marketable and We Expect No Secondary Market to Develop.

We do not expect our real estate loans to be marketable and we do not expect a secondary market to develop for them. As a result, we will generally bear all the risk of our investment until the loans mature and are paid in full. This will limit our ability to hedge our risk in changing real estate markets and may result in reduced returns to our investors.

Prepayments of Our Loans, Particularly During Periods of Low Interest Rates, May Reduce Our Recurring Income and We Also May Not Receive Prepayment Penalties.

Borrowers may seek to prepay our loans, particularly during periods when interest rates are low. If loans repay before their maturity, we may not be able to reinvest the proceeds quickly or we may be forced to reinvest the proceeds in lower-yielding assets. Accordingly, prepayments of our assets may reduce the amount of our recurring income and could adversely affect our financial performance. Many, but not all, of our loans provide that the borrower must pay us a prepayment penalty if the loan is repaid before a specified date. This is often referred to as a “lock-out period.” While prepayment penalties provide us with financial compensation, they represent one-time payments as opposed to recurring income. After the end of the lock-out period, the borrower may prepay the loan without penalty prior to its maturity. We anticipate that approximately 50% of our lending portfolio consisted of loans open to prepayment without penalty.

Increases in Interest Rates During the Term of a Loan May Adversely Impact a Borrower’s Ability to Repay a Loan at Maturity or to Prepay a Loan.

If interest rates increase during the term of our loan, a borrower may not be able to obtain the necessary funds to repay our loan at maturity through refinancing. Borrowers may also not be able to obtain refinancing proceeds that would enable them to prepay our loans. Increasing interest rates may hinder a borrower’s ability to refinance our loan because the borrower or the underlying property cannot satisfy the debt service coverage requirements necessary to obtain new financing or because the value of the property has decreased. If a borrower is unable to repay our loan at maturity, we could suffer a loss. If borrowers prepay fewer loans during periods of rising interest rates, we will not be able to reinvest prepayment proceeds in assets with higher interest rates. As a result, our financial performance and our ability to pay distributions could be materially adversely affected.

An Earthquake, Other Natural Disaster or Terrorist Act Could Adversely Affect Our Business.

Approximately 30% of our loan portfolio as of June 30, 2007, was secured by properties located in California, which is a high risk geographical area for earthquakes. In addition, a significant number of our loans are on properties that are located in urban areas which have, in recent years, been high risk geographical areas for terrorism and threats of terrorism. We also have loans on properties located in areas that are subject to the risks of floods, hurricanes, tornados and other natural disasters. Future earthquakes, other natural disasters or acts of terrorism could adversely impact the demand for, and value of, our loans and could also directly impact the value of our loans through damage, destruction or loss, and could thereafter materially impact the availability or cost of insurance to protect against these events. Any earthquake, other natural disaster or terrorist attack, whether or not insured, could have a material adverse effect on our financial performance and our ability to pay distributions.

Quarterly Results May Fluctuate and May Not Be Indicative of Future Quarterly Performance.

Our quarterly operating results could fluctuate; therefore, you should not rely on past quarterly results to be indicative of our performance in future quarters. Factors that could cause quarterly operating results to fluctuate include, among others, variations in our loan origination volume, variations in the timing of prepayments, the degree to which we encounter competition in our markets and general economic conditions.

POINT CENTER MORTGAGE FUND I, LLC
BALANCE SHEET

	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash in bank	$145,686	$43,743
Accrued interest receivable	226,423	103,698
Accrued late charges receivable	3,016	—
Investment in trust deed notes receivable	11,902,182	6,281,267

TOTAL CURRENT ASSETS	12,277,307	6,428,708

OTHER ASSET
Investment in trust deed notes receivable	12,260,217	5,475,090

TOTAL ASSETS	$24,537,524	$11,903,798

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITES
Loan servicing fees payable	$28,168	$12,945
Accrued expenses	—	17,000
Taxes payable	2,500	1,700
Late charges payable	1,508	—
Management fees payable	20,444	9,924
Professional fees payable	14,000	—

TOTAL CURRENT LIABILITIES	66,620	41,569

MEMBER'S EQUITY - PER ACCOMPANYING STATEMENT	24,470,904	11,862,229

TOTAL LIABILITES AND MEMBER'S EQUITY	$24,537,524	$11,903,798

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

POINT CENTER MORTGAGE FUND I, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
INCOME
Interest income	$646,887	$675	$1,102,281	$675
Late fee income	2,220	—	3,878	—

TOTAL INCOME	649,107	675	1,106,159	675

EXPENSE
Loan servicing fees	79,711	89	132,326	89
Management fees	56,496	—	97,295	—
Bank charges	889	—	1,309	—
Professional fees	15,080	—	20,718	—
Compliance fees	714	—	714	—
Income taxes	3,478	—	3,478	—

TOTAL EXPENSES	156,368	89	255,840	89

NET INCOME	492,739	586	850,319	586

MEMBER'S EQUITY
Member's equity - Beginning of period	11,862,229	25,000	11,862,229	25,000
Capital contributions received	5,804,032	1,073,259	12,227,240	1,073,257
Capital liquidation distributions	—	—	—	—
Distribution declared	503,294	—	(865,238)	—
Distribution reinvested	234,629	—	396,354	—

MEMBER'S EQUITY - END OF PERIOD	$17,397,596	$1,098,845	$24,470,904	$1,098,843

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

POINT CENTER MORTGAGE FUND I, LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)

	Six Months Ended
	June 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$850,319	$586
Non-cash expenses, and revenues included in net income:
Increase in other current liabilities	25,051	89
Increase in other current assets	(125,741)	(675)

NET CASH PROVIDED BY OPERATING ACTIVITIES	749,629	—

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of trust deeds notes receivable	(13,720,811)	(750,000)
Principal collected on trust deeds notes receivable	1,314,769	—

NET CASH USED IN INVESTING ACTIVITIES	(12,406,042)	(750,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Member Contributions	12,227,240	1,073,257
Member Distributions	(468,884)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	11,758,356	1,073,257

NET INCREASE IN CASH	101,943	323,257

CASH BALANCE - BEGINNING OF PERIOD	43,743	25,000

CASH BALANCE - END OF PERIOD	$145,686	$348,257

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

POINT CENTER MORTGAGE FUND I, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2007

NOTE 1 - ORGANIZATION

Point Center Mortgage Fund I, LLC (the “Fund”) was formed on July 14, 2004. The Fund was granted approval by the Securities and Exchange Commission to sell membership interests on February 3, 2006, and began operations on June 28, 2006.

The Fund was organized to engage in the business of raising funds from investors and investing those funds primarily in both commercial and residential loans. The loans are secured by deeds of trust on real property located throughout the United States of America. The investors become members of the LLC. The managing member of the Fund is Point Center Financial, Inc., a California corporation.

Term of the Fund - The term of the Fund will end on December 31, 2029, unless the members vote to extend the term.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management Estimates - The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the statement of cash flows, cash includes all checking and savings accounts. The Fund’s cash balances often exceed federally insured limits. However, the Fund has not experienced any losses and believes it is not exposed to any significant credit risk on its cash balances.

Investment in Trust Deed Notes Receivable - This account represents investments that are secured by trust deeds. Generally, loans require interest only payments with a balloon payment of the principal at maturity. The Fund has both the intent and ability to hold trust deeds until maturity and therefore, loans are classified and accounted for as held for investment and are carried at the principal balance due (see note 4).

Concentration of Credit Risk - The Company’s trust deed notes receivable are secured by real estate located throughout the United States (see Note 7). Therefore the Company is subject to economic fluctuations and changes in real estate values in these different regions.

Reserve for Loan Losses - The Fund’s loan portfolio and the related accrued interest are analyzed on a continuous basis for recoverability. A reserve for loan losses is established based on management’s estimate of losses inherent and probable as of the balance sheet date. Management evaluates the adequacy of the reserve giving consideration to factors such as the value of the underlying collateral, current performance of the loans, extent and nature of delinquencies, credit characteristics of the portfolio, and the general economic environment.

Using historical experience and taking into consideration the factors above, the Manager estimates a reserve for loan losses, which is believed to be adequate for known and inherent losses in the portfolio of trust deed notes receivable. Provision for losses is charged to the statement of operations. Losses incurred on trust deeds are charged to the reserve (see note 5). Since its inception, the Fund has not written off any loans.

Interest Income - Interest income on loans is accrued by the effective interest method. Generally, interest and payments are due monthly, on the first day of each month. Interest is generally prorated to the first day of the month following the closing of the loan escrow. Interest income due and not received as of the balance sheet date is accrued.

Late Fee Income - Late fees are charged to borrowers when a payment is 10 days past its due date. Late fees are generally 10% of the payment due by the borrower. Late fee charges due and not received as of the balance sheet date are accrued.

Real Estate Held for Sale - In the event a trust deed note receivable goes into default, the Manager will commence foreclosure proceedings on behalf of and for the benefit of the Fund. If the collateral real estate is not acquired at a foreclosure sale by an outside purchaser, the real estate becomes the property of the Fund. This real estate will be considered held for sale and is stated at the lower of the recorded investment in the loan including foreclosure costs and expenses, accrued interest and late charges as of the date of the foreclosure sale (i.e. the acquisition date) or at the property’s estimated fair value. The Fund had no real estate held for sale at June 30, 2007.

POINT CENTER MORTGAGE FUND I, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no income tax is paid by the Fund as an entity. Each individual member reports on their income tax returns their distributive share of the Fund’s income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year.

NOTE 3 - FUND PROVISIONS

The Fund is a Delaware limited liability company. The rights, duties and powers of the members of the Fund are governed by the offering circular and the Delaware Limited Liability Company Act. The following description of the Fund’s offering circular provides only selected information. Members should refer to the Fund’s offering circular for a more complete description of the various provisions.

The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager has the power and authority to act for and bind the Fund.

Profits and Losses - Profits and losses accrued during any calendar month are allocated to the members in proportion to their capital accounts maintained throughout the month. Investors who become members of the Fund other than on the first day of a calendar month shall be allocated a proportionate share of the Fund’s profits or losses for that month reflecting the days during the month that the investor was a member.

Each month the Manager will distribute the Fund’s accrued net profits to the Members, to the extent that there is cash available and provided that the monthly distribution will not impact the continuing operation of the Fund.

Investors may elect to receive monthly cash distributions from the Fund in the amount of that Member’s share of cash available for distribution, or allow his or her distributions to be reinvested by purchasing additional Shares.

Member Withdrawal - The Fund will use its best efforts to redeem shares from Members that have (i) held said Shares for a period of at least twenty four months and (ii) have requested, in writing by certified mail two to three months prior to the Shares being redeemed. Any obligation of the Fund to repurchase Shares shall be subject to availability of cash for such purpose. In no event shall the Fund be obligated to sell any of its assets to raise cash to pay any portion of the repurchase price.

The amount that a withdrawing member will receive from the Fund is based on the withdrawing Member’s capital account as of the date of the withdrawal.

NOTE 4 - TRUST DEED NOTES RECEIVABLE

These consist of investments in primarily first trust deeds by the Fund. These trust deeds are secured by real estate and carry various interest rates ranging from 9.95% to 13.50%, with maturity dates ranging from one to five years.

The following is a schedule of the contractual maturity of the trust deed notes receivable for consecutive 12 month periods ending:

	June 30, 2007	December 31, 2006
2007	$0	$6,281,267
2008	11,902,182	2,908,576
2009	8,810,506	388,955
2010	394,084	15,301
2011	519,724	2,162,258
2012	2,535,903	0
	$24,162,399	$11,756,357

POINT CENTER MORTGAGE FUND I, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2007

NOTE 4 - TRUST DEED NOTES RECEIVABLE (CONTINUED)

It is the Fund’s experience that often times trust deed notes receivable are either extended or repaid before contractual maturity dates, or refinanced at maturity. Occasionally a loan may go into default and be repaid after the contractual maturity date.

NOTE 5 - RESERVE FOR LOSSES ON TRUST DEED NOTES RECEIVABLE

An analysis of the recoverability of specific loans in the Fund’s loan portfolio as of December 31, 2006 and June 30, 2007 is as follows:

The following loan was in default status as of December 31, 2006:

Loan # 205119 - DCP, LLC
Maturity Date - November 1, 2006
Last payment received - December 4, 2006
Principal balance due	$752,258
Interest receivable	6,183
Total Due at December 31, 2006	$758,441

Fair market value of collateral real estate	$1,557,470

Loan to value percentage	48.70%

On October 19, 2006, the Manager entered into a forbearance agreement on behalf of the Fund with the borrower, and has agreed to temporarily forbear from commencing foreclosure proceedings until January 1, 2007. The borrower paid off the balance of the loan on January 8, 2007.

Management believes that there is enough equity available in the collateral real estate to repay the Fund the total amount due on this loan, and no specific provision for loss is warranted at December 31, 2006.

The following loan was in default status as of June 30, 2007:

Loan # 606001 - Properties Development & Management, Inc.
Maturity Date - June 1, 2007
Last payment received - June 5, 2007
Principal balance due	$600,000
Interest receivable	5,482
Late fees receivable	0
Advances receivable made on behalf of borrower	0
Total Due at December 31, 2006	$605,482

Fair market value of collateral real estate	$1,630,500

Loan to value percentage	37.13%

On June 1, 2007 the Manager entered into a forbearance agreement on behalf of the Fund with the borrower, and has agreed to temporarily forbear from commencing foreclosure proceedings until July 31, 2007 for the purpose of allowing the borrower additional time within which to arrange to repay the indebtedness in full.

Management believes that there is enough equity available in the collateral real estate to repay the Fund the total amount due on this loan, and no specific provision for loss is warranted at June 30, 2007.

Based on review of the above factors, management has determined that no specific reserve for loan loss on trust deed notes receivable is warranted at December 31, 2006 and June 30, 2007.

POINT CENTER MORTGAGE FUND I, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2007

NOTE 6 - RELATED PARTY TRANSACTIONS

Point Center Financial, Inc., a California corporation, is the Manager of the Fund. Point Center Financial, Inc. has the following related party transactions with Point Center Mortgage Fund I, LLC.

Point Center Financial, Inc. realizes the following types of compensation from the Fund:

Loan Servicing Fee - Represents servicing fees paid by the Fund to service the note, to protect the Company’s interest in and enforce its rights under the secured note, deed of trust and any other loan document and if necessary, to manage, refinance or sell the property. The monthly servicing fee is 0.125% (1.5% annually) of the outstanding principal amount of all loans being serviced, and is withheld from the monthly borrower payments. As of June 30, 2007, $132,326 of this fee has been incurred.

The Manager is entitled to receive 50% of any late charges, prepayment penalties and exit fees.

Conditional Annual Program Management Fee - An annual fee of 1% of the aggregate capital contributions will be paid monthly to the Manager out of available cash flow from the loan portfolio. This fee will accrue, without interest, and be payable only at such times as available cash exists. For the six months ended June 30, 2007, $97,295 of management fees have been incurred.

A brokerage fee of up to 3% of proceeds received upon the resale of any property acquired through foreclosure will be paid to the Manager where it substantially contributes to the sale.

The Manager will pay and will not be reimbursed by the Fund for any general or administrative overhead expenses, such as labor, rent, supplies, etc. it incurs in connection with managing the operations of the Fund.

Loan Extension Fees and Forbearance Agreement Fees - Where the Manager in its best judgment, enters into an agreement with the borrower to extend the maturity date of a loan or forebear foreclosure on a loan, the Manager is paid a fee by the borrower. The Manager retains 100% of all loan extension fees and forbearance fees received from borrowers.

The Fund will bear the following costs:

California franchise tax and the California limited liability company gross receipts fee.

Legal, accounting, and tax preparation fees.

Annual bond fee for the California Finance Lender license.

Organizational and offering costs have been paid by the Manager of the Fund. The Manager waives its rights to recover such expenses at a later time. As of June 30, 2007 the Manager has paid $263,376 for organization costs, and $734,257 for offering costs.

Point Center Financial, Inc., the Manager, had 0.2181% and 0.1108% ownership interest in the Fund as of December 31, 2006 and June 30, 2007, respectively.

POINT CENTER MORTGAGE FUND I, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2007

NOTE 7 - LOAN CONCENTRATIONS AND CHARACTERISTICS

At December 31, 2006, there were 19 secured loans outstanding with the following characteristics:

Number of secured loans outstanding	19

Total secured loans outstanding	$11,756,357

Largest secured loan outstanding	$973,384

Largest secured loan as a percent of the total	8%

U.S. state collateral real estate is located in	Arizona California Florida Georgia Michigan	New York Tennessee Texas Utah Virginia
The following categories of secured loans were held at December 31, 2006:

First trust deeds	$11,756,357
Second trust deeds	0

The following types of loans were held at December 31, 2006:

Vacant Land	$5,064,018
Commercial	3,412,087
Construction	2,940,393
Residential	339,859

At June 30, 2007, there were 29 secured loans outstanding with the following characteristics:

Number of secured loans outstanding	29

Total secured loans outstanding	$24,162,399

Largest secured loan outstanding	$3,623,450

Largest secured loan as a percent of the total	15%

U.S. state collateral real estate is located in	Arizona California Florida Georgia Indiana Michigan	North Carolina New York Tennessee Texas Utah Virginia

POINT CENTER MORTGAGE FUND I, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2007

NOTE 7 - LOAN CONCENTRATIONS AND CHARACTERISTICS (CONTINUED)

The following categories of secured loans were held at June 30, 2007:

First trust deeds	$24,162,399
Second trust deeds	0

The following types of loans were held at June 30, 2007:

Vacant Land	$10,010,403
Commercial	6,606,074
Construction	7,545,922
Residential	0

POINT CENTER FINANCIAL, INC.
BALANCE SHEET
JUNE 30, 2007

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

ASSETS

CURRENT ASSETS
Cash - operating accounts	$47,915
Cash - collateral for Commercial Paper Program (Note 3)	2,505
Cash - collateral for Mortgage Note Program (Note 3)	22,438
Prepaid California corporate tax	44,411
Prepaid expense	67,003
Advances to borrowers	1,025,882
Interest receivable - Trust Deeds - other	874,929
Interest receivable - Trust Deeds - Commercial Paper Program (Note 3)	1,165,141
Interest receivable - Trust Deeds - Mortgage Note Program (Note 3)	1,568,977
Real estate held for sale - Land, collateral for Mortgage Note Program (Notes 3 & 4)	3,520,000
Real estate held for sale - Land, collateral for Mortgage Note Program (Note 3)	50,193
Trust deed notes receivable, net of unearned commission
income of $505,327 (Note 2)	19,626,064

TOTAL CURRENT ASSETS		$28,015,458

PROPERTY AND EQUIPMENT
Property and equipment, net of accumulated depreciation
of $1,993,466 (Note 5)		16,116,509

OTHER ASSETS
Trust deed notes receivable, net of unearned commission
income of $176,199 (Note 2)	18,039,277
Investment in National Financial Lending, LLC (Note 13)	20,138
Investment in Point Center Mortgage Fund I, LLC (Note 13)	27,104
Investment in Park Scottsdale, LLC (Note 13)	835,707
Deposit (Note 14)	35,030

TOTAL OTHER ASSETS		18,957,256

TOTAL ASSETS		$63,089,223

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS BALANCE SHEET

POINT CENTER FINANCIAL, INC.
BALANCE SHEET (CONTINUED)
JUNE 30, 2007

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts payable	$473,425
Certificates issued - Commercial Paper Program (Note 3)	3,727,799
Certificates issued - Mortgage Note Program (Note 3)	26,263,199
Secured line of credit payable - Pacific Mercantile Bank (Note 7)	5,000,000
Secured line of credit payable - Pacific Mercantile Bank (Note 7)	5,000,000
Current portion of secured equipment loan - Pacific Mercantile Bank (Note 8)	400,000
Current portion of note payable - GE (Note 9)	209,326
Current portion of capital lease payable - IBM (Note 16)	167,665
Deferred state corporate income tax (Note 15)	19,860

TOTAL CURRENT LIABILITIES		$41,261,274

LONG-TERM LIABILITIES
Certificates issued - Mortgage Note Program (Note 3)	11,630,207
Secured equipment loan - Pacific Mercantile Bank (Note 8)	1,399,999
Note payable - GE (Note 9)	8,980,414
Capital lease payable - IBM (Note 16)	136,416

TOTAL LONG-TERM LIABILITIES		22,147,036

STOCKHOLDER'S EQUITY
Common stock, no par value; 10,000 shares
authorized; 1,000 shares issued and outstanding	500
Accumulated deficit	(319,587)

TOTAL STOCKHOLDER'S EQUITY		(319,087)

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$63,089,223

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS BALANCE SHEET

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET
JUNE 30, 2007

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Point Center Financial, Inc. (the “Company”) was formed on August 10, 1979, and is located in San Juan Capistrano, California. It is a California corporation that is licensed to do business as a California finance lender and real estate broker in the state of California. Additionally the Company obtained a Mortgage Banking license in the state of Arizona in November 2006. The Company solicits investors and borrowers for loans secured by liens on real property. The Company arranges, negotiates, processes and consummates loan transactions, and thereafter, services the loans on behalf of the investors.

Use of Estimates - The preparation of the balance sheet in conformity with generally accepted accounting principles accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash in Bank - Cash in bank consists of funds in the operating accounts. As of June 30, 2007, there were no other liquid cash equivalents.

Property and Equipment - Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the assets. Expenditures for additions, major renewals and betterments are capitalized, expenditures for maintenance and repairs are charged to earnings as incurred.

Commission Income - Represents the fees incurred by the borrower for the Company to broker the loan. This amount is usually 2% - 6% of the loan and is earned and recorded at the close of escrow.

In accordance with SFAS 91: Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, when the Company is the lender on a particular trust deed note receivable, commission income is deferred on the balance sheet and is amortized over the life of the loan. In this situation, the commission income results in an increase in the yield on the loan.

Loan Servicing Fees - Represents servicing fees charged by the Company to service the notes, to protect the lenders interest in and enforce their rights under the secured notes, deeds of trust and any other loan documents and if necessary, to manage, refinance or sell the property. The servicing fee is calculated upon the unpaid principal loan amount at the end of each month and is recognized as income when received.

Interest Income - Interest income on trust deed notes receivable is accrued by the effective interest method. Generally, interest and payments are due monthly, on the first day of each month. Interest is generally prorated to the first day of the month following the closing of the loan escrow. See note regarding commission income above.

Loan Origination Costs - The direct costs of brokering a loan such as commission expense paid to sales agents and referral fees are paid and expensed after the closing of the loan.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risks are as follows:

The Company’s trust deed notes receivable are secured by real estate located throughout the United States. Therefore the Company is subject to economic fluctuations and changes in real estate values in these different regions.

The Company maintains its cash balances at one financial institution, and the balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Occasionally, these balances are in excess of the FDIC limit.

Income Taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income tax on its taxable income. However, it does pay California Franchise Tax.

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
JUNE 30, 2007

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation - The accompanying financial statement includes investments in three limited liability companies. The equity method of accounting is used since the investments give the Company the ability to exercise significant influence, but not control, over the investee. Significant influence is generally deemed to exist if the Company has ownership interest in the voting stock of the investee between 20% and 50%, although other factors are also considered in determining whether the equity method of accounting is appropriate.

The Company has a .01% ownership interest in National Financial Lending, LLC. The Company reports this investment using the equity method of accounting, and does not consolidate due to lack of control and significant influence of ownership. It is anticipated that that the Company’s ownership percentage will continue to be minimal and immaterial to the financial results of the Company.

The Company has a .14% ownership interest in Point Center Mortgage Fund I, LLC. The Company reports this investment using the equity method of accounting, and does not consolidate due to lack of control and significant influence of ownership. It is anticipated that that the Company’s ownership percentage will continue to be minimal and immaterial to the financial results of the Company.

The Company has a 22.38% ownership interest in Park Scottsdale, LLC. The Company reports this investment using the equity method of accounting, and does not consolidate due to the Company not having controlling financial interest or a variable interest in the entity. Controlling financial interest occurs when investors own more that 50% of the entity’s voting interest. Variable interest applies when the investor owns less than 50% of the entity, has equity investment at risk that is insufficient to finance the activities, lack decision making rights, parties other than investor have the obligation to absorb expected losses, parties other than the investor have the right to receive residual returns and the entity was established with non-substantive voting rights.

Real estate held for sale - In the event a trust deed note receivable goes into default, the Company will commence foreclosure proceedings. If the collateral real estate is not acquired at a foreclosure sale, the real estate becomes the property of the Company. This real estate will be considered held for sale and is stated at the lower of the recorded investment in the loan or at the property’s estimated fair value.

NOTE 2 - TRUST DEED NOTES RECEIVABLE

These accounts represent investments that are secured by trust deeds. Generally, all loans require interest only payments with a balloon payment of the principal at maturity.

These trust deed notes receivable carry various stated interest rates ranging from 10.00% to 13.50%, with maturity dates ranging from one to eight years.  After adjusting for SFAS 91 (Statement of Financial Accounting Standard) (see Note 1 regarding Commission Income) the effective yield on these trust deeds is 13.00% to 16.50%.

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
JUNE 30, 2007

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 2 - TRUST DEED NOTES RECEIVABLE (CONTINUED)

Trust deed notes receivable at June 30, 2007 are comprised of the following:

	Current Maturities (Current Assets)	Long-Term Maturities (Other Assets)

Collateral for Commercial Paper Program (Note 3)	$0	$3,679,226
Collateral for Mortgage Note Program (Note 3)	18,193,391	14,536,250
Other	1,938,000	0
	20,131,391	18,215,476
Less: Unearned commission income on above trust
deed notes receivable	505,327	176,199

Total	$19,626,064	$18,039,277

The following is a schedule of contractual maturities of investments in trust deed notes receivable as of June 30, 2007:

Period ended June 30	Commercial Paper Program	Mortgage Note Program	Trust Deeds Other

2008	$0	$18,193,391	$1,938,000
2009	3,679,226	12,635,550	0
2010	0	1,363,488	0
2011	0	537,212	0
Thereafter	0	0	0
	$3,679,226	$32,729,641	$1,938,000

Because of the possibility of the need to assign trust deed notes receivable and convert them to cash in order to meet the current maturities of the Asset Backed Commercial Paper Program and Mortgage Note Program (see Note 3), the Company considers these investments in mortgage loans to be classified as investments that are held as available for sale. Therefore the investments in mortgage loans are carried at their current fair value in accordance with the FASB Statement 115, “Accounting for Certain Debt and Equity Securities”.

Generally, when the Company assigns a loan to a third party lender, the transfer is recorded at face value (principal balance). Therefore, the Company in most cases will not recognize a gain or loss on the transfer of loans.

The investments in mortgage loans will continue to be divided between current assets and non-current assets based on the contractual maturity of each note because it is reasonable that the Company will use other means available to meet its current maturities prior to assigning its mortgage loans (see Note 3).

It is the Company’s experience that often times trust deed notes receivable are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates.

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
JUNE 30, 2007

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 2 - TRUST DEED NOTES RECEIVABLE (CONTINUED)

Reserve for Loan Losses - The Fund’s loan portfolio and the related accrued interest are analyzed on a continuous basis for recoverability. A reserve for loan losses is established based on management’s estimate of losses inherent and probable as of the balance sheet date. Management evaluates the adequacy of the reserve giving consideration to factors such as the value of the underlying collateral, current performance of the loans, extent and nature of delinquencies, credit characteristics of the portfolio, and the general economic environment.

Using historical experience and taking into consideration the factors above, the Company estimates a reserve for loan losses, which is believed to be adequate for known and inherent losses in the portfolio of trust deed notes receivable. Provision for unrealized losses is reported as a separate component of Other Comprehensive Income. Realized losses incurred on trust deeds are charged to the reserve.

The following loans in the Mortgage Note Program (see note 3) were in default status as of June 30, 2007:

Borrower	Maturity Date	Principal Balance Due	Interest Receivable	Total	Fair Market Value of Collateral	Loan To Value Percent	Comment
US Land & Cattle	1/1/2006	$199,200	$8,221	$207,421	$312,000	66.50%	Bankruptcy
Phoenix Development	3/1/2007	911,196	30,373	941,569	1,401,840	67.20%	Foreclosure
Buckeye Pacific	1/1/2008	501,419	33,428	534,847	786,875	68.00%	Bankruptcy
New Word of Faith	9/1/2011	139,519	7,254	146,773	215,000	68.30%	Bankruptcy
Sandpiper Resorts	9/1/2006	512,686	46,142	558,828	804,960	69.40%	Bankruptcy
		$2,264,020	$125,418	$2,389,438	$3,520,675

Based on review of the above factors, management has determined that no reserve for unrealized losses is warranted at June 30, 2007.

NOTE 3 - ASSET BACKED COMMERCIAL PAPER PROGRAM AND MORTGAGE NOTE PROGRAM

Point Center Financial, Inc. offers the “Asset-Backed Commercial Paper Program” for investors who desire a short term, fixed income investment, and the “Mortgage Note Program” for investors who desire an intermediate term, fixed income investment. Investors purchase certificates from the Company for a specified period of time with a fixed rate of return. The “Asset-Backed Commercial Paper Program” offers terms ranging from three months to nine months, with interest rates ranging from 5.25% to 6.0%, and the “Mortgage Note Program” offers terms ranging from one year to four years, with interest rates ranging from 7.0% to 8.0%.

Each certificate is secured by a collateral assignment of the Company’s beneficial interest in a pool of mortgage loans that are secured by deeds of trust, originated by the Company, and it is an absolute obligation of the Company regardless of the success of the collateral pool of loans.

Pacific Mercantile Bank, a national banking association, is the appointed custodian acting on behalf of the investors as the assignee, for security purposes only, of the collateral pool of loans that secures each program.

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
JUNE 30, 2007

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 3 - ASSET BACKED COMMERCIAL PAPER PROGRAM AND MORTGAGE NOTE PROGRAM (CONTINUED)

All proceeds from the sale of these certificates to investors and monthly principal and interest collections are deposited directly into a segregated account at Pacific Mercantile Bank. Investors may choose to reinvest the interest earned or have the interest paid to them on a monthly basis. The entire principal amount of the investment will be due and payable in full in a single final payment on the stated maturity date set forth in the certificate.

The outstanding balance of the certificates owed by the Company will bear a lower average interest rate, and in most cases will have earlier maturity dates than the loans in the collateral pool. If necessary, the Company has the ability to convert other trust deed receivables into cash in order to satisfy this liquidity need.

The Company’s aggregate liability under both programs may be equal to, but no greater than, the sum of the current balance of unpaid principal and interest due on the underlying pool of collateralized trust deeds receivable (which are pledged as collateral security therefore) plus the cash balance of the collateral bank account.

The certificates are currently being offered and sold only to residents of the state of California pursuant to a permit granted by the California Commissioner of Corporations.

The following is a schedule of the balances of the related accounts as of June 30, 2007 for each program.

	Commercial Paper Program	Mortgage Note Program
Cash in bank	$2,505	$22,438
Interest receivable	1,165,141	1,568,977
Real Estate - Land	0	3,570,193
Trust deed notes receivable - current	0	18,193,391
Trust deed notes receivable - long term	3,646,226	14,569,250

Total	$4,813,872	$37,924,249

Certificates issued	$3,727,799	$37,893,406

The following is a schedule of maturities for certificates issued for the related program as of June 30, 2007:

Period ended June 30,	Commercial Paper Program	Mortgage Note Program
2008	$3,727,799	$26,263,199
2009	0	6,008,385
2010	0	2,908,597
2011	0	2,713,225
	$3,727,799	$37,893,406

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
JUNE 30, 2007

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 3 - ASSET BACKED COMMERCIAL PAPER PROGRAM AND MORTGAGE NOTE PROGRAM (CONTINUED)

The Company recognizes that there will be times when the amount of the current portion of the trust deeds receivable in the collateral pool (due within 12 months) is less than the amount of the current portion of program certificates payable (due within 12 months).

Management has the ability to address this situation by:

1.  Maintaining a sufficient cash balance to meet monthly maturities,
2.  Maintaining an open line of credit with its financial institution in excess of its monthly working capital needs,
3.  Ability to assign existing trust deed note receivables to other lenders,
4.  Using cash flow generated from normal business operations, and
5.  The issuance of new certificates or the renewal of maturing certificates.

Due to the above sources of funds, the Company believes it has the ability to meet existing and future maturities (see Note 2 - Trust Deed Notes Receivable).

NOTE 4 - LOSS FROM IMPAIRMENT OF VALUE OF ASSET

On February 5, 2007 the Company acquired a parcel of real estate as a result of a foreclosure on two trust deed notes receivable. The principal balances of the trust deed notes receivable on the date of the foreclosure were $4,500,000. In addition, the Company had advanced fees prior to the foreclosure in the amount of $91,404. Therefore the total cost basis in the related trust deed notes receivable was $4,591,404. The collateral real estate had an appraised value of $3,520,000 on the date of the foreclosure. The Company has recorded a loss from the impairment in the value of the real estate in the amount of $1,071,404.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are as follows at June 30, 2007.

Furniture & fixtures	$280,726
Automotive equipment	117,973
Machinery & equipment	15,883,952
Leasehold improvements	1,827,324
18,109,975
Less accumulated depreciation	(1,993,466)
Net property and equipment	$16,116,509

Depreciation expense for the six months ended June 30, 2007 was $788,519.

NOTE 6 - EMPLOYEE BENEFIT PLAN

In 2005 the Company established a 401(k) savings plan for the benefit of its employees. The plan allows employees to make contributions from their compensation on a tax-deferred basis. The plan also permits the Company to make additional discretionary contributions. For the six months ended June 30, 2007, no amounts were contributed to the plan by the Company.

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
JUNE 30, 2007

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 7 - LINES OF CREDIT

The Company has two revolving lines of credit.

Under the first agreement with Pacific Mercantile Bank, the Company can borrow advances up to a total of $5,000,000. This line of credit is secured by the personal assets of the stockholder. It will mature on December 4, 2007. The interest rate on the line of credit is subject to change from time to time based on the changes to an independent index known as The Wall Street Journal Prime Rate minus .5%, currently at 7.75%. At June 30, 2007 the outstanding principal balance due was $5,000,000.

Under the second agreement with Pacific Mercantile Bank, the Company can borrow advances up to a total of $5,000,000. This line of credit is secured by the assets of the Company. It matured on June 27, 2007, but the bank has extended the maturity to August 27, 2007. The interest rate on the line of credit is subject to change from time to time based on the changes to an independent index known as The Wall Street Journal Prime Rate, currently at 8.25%. At June 30, 2007 the outstanding principal balance due was $5,000,000.

NOTE 8 - EQUIPMENT LOAN

The Company has an equipment loan with Pacific Mercantile Bank. The Company can borrow advances up to a total of $2,000,000. This loan is secured by the assets of the Company and matures on December 30, 2008. The interest rate on the loan is subject to change from time to time based on the changes to an independent index known as The Wall Street Journal Prime Rate, currently at 8.25%. At June 30, 2007 the outstanding principal balance due was $1,799,999.

The scheduled maturity dates of the equipment loan as of June 30, 2007 are as follows:

Period ended June 30,	Amount
2008	$400,000
2009	1,399,999
$1,799,999

NOTE 9 - NOTE PAYABLE - GE

The Company has an equipment loan with General Electric Capital Corporation. This loan is secured by the related equipment and matures on December 31, 2013. The loan includes monthly payments in the amount of $65,902, including interest at 6.40% per annum. At June 30, 2007 the outstanding principal balance due was $9,189,740.

The scheduled maturity dates of the loan as of June 30, 2007 are as follows:

Period ended June 30,	Amount
2008	$209,326
2009	223,122
2010	237,829
2011	253,504
Thereafter	8,265,959
$9,189,740

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
JUNE 30, 2007

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 10 - FACILITY LEASE

On May 18, 2004 the Company entered into a new five-year facility lease agreement that included an additional storage unit. Rent expense for the six months ended June 30, 2007 was $244,810. The future minimum obligations under this lease are as follows:

Period ended June 30,	Amount
2008	$492,444
2009	492,444
Total	$984,888

NOTE 11 - RECENT ACCOUNTING PRONOUNCEMENTS

EITF 03-16 - In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus regarding Issue No. 03-16, “Accounting for Investments in Limited Liability Companies” (“EITF 03-16”). EITF 03-16 requires investments in limited liability companies (“LLC”) that have separate ownership accounts for each investor to be accounted for similar to a limited partnership investment under Statement of Position No. 78-9, “Accounting for Investments in Real Estate Ventures.” Investors would be required to apply the equity method of accounting to their investments at a much lower ownership threshold than the 20% threshold applied under Accounting Principles Board (“APB”) No. 18, :The Equity Method of Accounting for Investments in Common Stock.” EITF 03-16 is effective for the first period beginning after June 15, 2004. The Company is accounting for it’s investments at amortized cost and the results of conforming to this EITF would be immaterial to the Company’s financial statements.

NOTE 12 - OTHER LEASE OBLIGATIONS

During 2003, the Company entered into various operating leases on equipment that will expire on August 15, 2008. Rent expense under these operating leases for the six months ended June 30, 2007 was $63,050. Minimum future rental payments under these leases are as follows:

Period ended June 30,	Amount
2008	$126,100
2009	15,763
$141,863

NOTE 13 - RELATED PARTY TRANSACTIONS

Investments in LLCs:

The Company is the managing member of National Financial Lending, LLC, Point Center Mortgage Fund I, LLC and Park Scottsdale, LLC. National Financial Lending, LLC and Point Center Mortgage Fund I, LLC were formed to raise funds from investors to fund real estate loans. Park Scottsdale, LLC was formed to raise funds for real estate development. At June 30, 2007, the Company’s ownership interest in National Financial Lending, LLC, Point Center Mortgage Fund I, LLC and Park Scottsdale, LLC .was .01%, .14% and 22.38%, respectively. (See Note 1 - Summary of Significant Accounting Policies - Principles of Consolidation)

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
JUNE 30, 2007

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 13 - RELATED PARTY TRANSACTIONS (CONTINUED)

Investments in LLCs:

The Company is the managing member of National Financial Lending, LLC, Point Center Mortgage Fund I, LLC and Park Scottsdale, LLC. National Financial Lending, LLC and Point Center Mortgage Fund I, LLC were formed to raise funds from investors to fund real estate loans. Park Scottsdale, LLC was formed to raise funds for real estate development. At June 30, 2007, the Company’s ownership interest in National Financial Lending, LLC, Point Center Mortgage Fund I, LLC and Park Scottsdale, LLC .was .01%, .14% and 22.38%, respectively. (See Note 1 - Summary of Significant Accounting Policies - Principles of Consolidation)

Rent Expense:

The Company leases a commercial property from its sole stockholder and uses this warehouse for printing and production activities. Monthly rent in the amount of $27,000 is paid to the stockholder on a fifteen year lease. In addition, the Company is responsible for utilities, repair, and maintenance costs. Lease and operating expenses paid for the six months ended June 30, 2007 were $160,535.

NOTE 14 - DEPOSIT

Deposit of $35,030 is for the security deposit on the Company’s main office facility.

NOTE 15 - PROVISION FOR INCOME TAXES

The Company’s deferred taxes represent the California income tax effects of temporary differences between financial statement and income tax reporting. These differences principally result from using the accelerated depreciation method for income tax purposes and the straight line method for the financial statements.

For the six months ended June 30, 2007, the provision for income tax benefit consists of the following:

	Current	Deferred	Total
California	$800	$(1,751)	$(951)

The expected tax benefit of $14,909 (computed by applying the California S-Corporation tax rate of 1.5% to the net loss before taxes) differs from the actual tax benefit of $951 because of the non-deductibility of 50% of meals and entertainment expense and the non-deductibility of the loss from impairment in value of asset.

The tax effects of temporary differences that give rise to the net deferred tax liability at June 30, 2007 are as follows:

Deferred tax asset	$0
Deferred tax liabilities:
Property and equipment	(19,860)
Net deferred liability	$(19,860)

NOTE 16 - CAPITAL LEASE OBLIGATION - IBM

The Company has entered into a capital lease agreement, effective January 2005, with IBM to purchase various printing equipment. The lease is payable in 48 monthly payments of $15,755 and expires in March 2009. At June 30, 2007 the equipment is carried at a cost of $633,656 less accumulated depreciation of $203,675.

POINT CENTER FINANCIAL, INC.
NOTES TO BALANCE SHEET (CONTINUED)
JUNE 30, 2007

PURCHASERS OF UNITS WILL NOT RECEIVE ANY INTEREST IN
POINT CENTER FINANCIAL, INC.

NOTE 16 - CAPITAL LEASE OBLIGATION - IBM (CONTINUED)

The related future minimum lease payments under this capital lease obligation are as follows:

Period ended June 30,	Amount
2008	$189,060
2009	141,792
Total	330,852
Less amount representing interest at 9.36%	(26,771)
Present value of minimum lease payments	304,081

Less current portion	167,665
Long-term portion	$136,416